Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months
	ended March 31,
	2009	2008*
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income attributable to CenturyTel, Inc.	$67,154	88,760
Dividends applicable to preferred stock	(3)	(87)
Earnings applicable to unvested restricted stock	(870)	(807)

Net income applicable to common stock for computing basic earnings per share	66,281	87,866
Dividends applicable to preferred stock	3	87

Net income as adjusted for purposes of computing diluted earnings per share	$66,284	87,953

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	100,427	107,116
Nonvested restricted stock	(1,301)	(974)

Weighted average number of shares outstanding during period for computing basic earnings per share	99,126	106,142

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	380
Shares issuable under incentive compensation plans	5	153

Number of shares as adjusted for purposes of computing diluted earnings per share	99,144	106,675

Basic earnings per share	$.67	.83

Diluted earnings per share	$.67	.82

*  The provisions of FSP EITF 03-6-1 have been retrospectively applied to the 2008 information.